SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 20, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

NOTICE OF MEETING

An Ordinary and Special Shareholders’ Meeting is called to be held on April 21st, 2009, at 11 am, at the principal place of business of the company located at Sarmiento 447, Capital Federal, in order to discuss the following:

AGENDA

1) Appoint two shareholders to sign the Minutes of the Shareholders’ Meeting.

2) Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2008.

3) Evaluate both the management of the Board of Directors and the Supervisory Committee.

4) Evaluate the distribution of cash dividends, subject to the authorization of Banco Central de la República Argentina. Application of Retained Earnings for the fiscal year 2008.

5) Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2008.

6) Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2008.

7) Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2008.

8) Change the number of regular directors. Appoint four regular directors. Determine the number of alternate directors and designate alternate directors.

9) Determine the number of members who shall form the Supervisory Committee and designate the new regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.

10) Appoint the independent auditor for the fiscal year that shall end December 31st 2009.

11) Define the auditing committee’s budget. Delegation to the Board of Directors.

12) Capital reduction and cancellation of AR $60,000,000 representing 60,000,000 shares class B of par value AR $1 (one Argentine peso) each and entitled to 1 vote per share.

13) Amendment of sections 5, 14, 17 and 19 and addition of section 23 bis to the by-laws.

14) Authorization to perform all acts, proceedings and filings necessary to comply with all applicable registrations.

…………………………………
THE BOARD OF DIRECTORS

NOTES: (i) When discussing items 12, 13 and 14 of the Agenda, the shareholders meeting shall act as a special shareholders meeting. (ii) In order to attend the Shareholders’ Meeting, all Shareholders shall deposit evidence or proof of their book-entry shares issued for such purpose by Caja de Valores S.A. and provide sufficient evidence of identity and legal capacity, as the case may be, at Sarmiento 447, Capital Federal, from 10 am to 3 pm, by April 15th, 2009. (iii) We remind all Shareholders that are foreign companies that they must register with the Public Registry of Commerce (Registro Público de Comercio) of the City of Buenos Aires under the terms of section 123 of the Argentine Business Company Law No. 19550, as amended. (iv) Pursuant to the provisions set forth in the rules issued by the Comisión Nacional de Valores, the owners of the shares shall include the following information in the notice of attendance to the Shareholders’ Meeting: owner’s name and last name or complete corporate name, identity card type and number of individuals or, if the owner of the shares is a legal entity, then it shall furnish all registration data expressly stating the registry in which such legal entity was registered and the jurisdiction and domicile thereof. All persons attending the Shareholders’ Meeting in the name and on behalf of the owner of the shares shall provide the same information.

THE BOARD OF DIRECTORS

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 20, 2009
MACRO BANK INC.

By:	/s/
Name:	Luis Cerolini
Title:	Director